UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934

Capital Product Partners L.P.
(Name of Issuer)

Common Units, representing limited partner interests
(Title of Class of Securities)

Y11082107
(CUSIP Number)

Ioannis E. Lazaridis
Capital Maritime & Trading Corp. 3 Iassonos Street Piraeus, 18537, Greece Tel: + 30 210 458 4950

with a copy to:

Gregory M. Shaw, Esq.
Cravath, Swaine & Moore LLP CityPoint, One Ropemaker Street,
London, EC2Y 9HR, UK
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 14, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP NO.      Y11082107

1	NAMES OF REPORTING PERSONS: Capital Maritime & Trading Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: The Republic of The Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 11,304,651 Common Units*
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 11,304,651 Common Units*
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,304,651 Common Units*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 45.6%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

* Upon the closing of Capital Product Partners L.P.’s (the “Issuer”) initial public offering on April 3, 2007 (the “Offering”) of common units (“Common Units”) representing limited partner interests in the Issuer, Capital Maritime & Trading Corp. (the “Reporting Person”) beneficially owned 8,805,522 subordinated units of the Issuer. In addition, the Reporting Person owns 100% of Capital GP L.L.C., the general partner of the Issuer (the “General Partner”). The General Partner has a 2% general partner interest in the Issuer and incentive distribution rights, which represent the right to receive an increasing percentage of quarterly distributions in excess of specified amounts. The Reporting Person is the indirect beneficial owner of the General Partner’s interest in the Issuer and its incentive distribution rights. In addition to these holdings, and as further described in Items 3 and 4 below, (i) on March 27, 2008, the Issuer issued to the Reporting Person 2,048,823 Common Units as part of the aggregate consideration in exchange for all the issued and outstanding share capital of Baymont Enterprises Incorporated, a wholly owned subsidiary of the Reporting Person and the owner of the vessel “Amore Mio II”, (ii) on March 31, 2008, in order for the General Partner to maintain its 2% general partner interest in the Issuer, the Reporting Person made a capital contribution of 40,976 Common Units to the General Partner, which the General Partner then contributed to the Issuer in exchange for 40,976 general partner units representing general partner interests in the Issuer (“General Partner Units”), (iii) on April 30, 2008, the Issuer issued to the Reporting Person 501,308 Common Units as part of the aggregate consideration in exchange for all the issued and outstanding share capital of Forbes Maritime Co., a wholly owned subsidiary of the Reporting Person and the owner of the vessel “Aristofanis”;  (iv) on April 30, 2008, in order for the General Partner to maintain its 2% general partner interest in the Issuer, the Reporting Person made a capital contribution of 10,026 Common Units to the General Partner, which the General Partner then contributed to the Issuer in exchange for 10,026 General Partner Units (the Common Units contributed by the General Partner to the Issuer having subsequently been canceled) and (v) on February 14, 2009, the 8,805,522 subordinated units of the Issuer held by the Reporting Person were automatically converted on a one-for-one basis into 8,805,522 Common Units as a result of certain conditions (as described in Item 6 below) under the Partnership Agreement (as defined herein) having been satisfied.  As a result of the transactions described above, the Reporting Person owned an aggregate of 11,304,651 Common Units as of February 14, 2008.

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned on April 4, 2008 (the “Schedule 13D”), as amended by Amendment No. 1 filed on April 30, 2008.  This Amendment No. 2 amends the Schedule 13D as specifically set forth.  Capitalized terms used herein and not defined shall have the meanings assigned to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 2 is hereby amended and restated as follows:

This Schedule 13D relates to the Reporting Person, a corporation existing under the laws of the Republic of The Marshall Islands, with its principal executive offices at 3 Iassonos Street, Piraeus, 18537, Greece. The Reporting Person owns 100% of the Issuer’s General Partner, a limited liability company organized under the laws of the Republic of The Marshall Islands.

The Reporting Person is a diversified shipping group principally in the business of international crude oil and refined petroleum product and bulk cargo transportation services.

The name, principal occupation or employment and principal business address and citizenship of each director and executive officer of the Reporting Person are as set forth on Schedule A.

In the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the individuals set forth on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any action as a result of which he/she is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

On March 27, 2008, the Issuer issued to the Reporting Person 2,048,823 Common Units as part of the aggregate consideration of US$ 95 million (consisting of US$ 48 million in cash and US$ 47 million corresponding to 2,048,823 Common Units of US$ 22.94 per unit, which is the volume weighted average price of the Common Units on the NASDAQ Global Market for the eighty six trading days beginning on October 15, 2007 and ending on February 15, 2008) for the issued and outstanding shares of Baymont Enterprises Incorporated. Baymont Enterprises Incorporated is the registered owner of the Liberian flagged product tanker Amore Mio II.  On March 31, 2008, the Reporting Person made a capital contribution of 40,976 Common Units to the General Partner, which the General Partner contributed to the Issuer in exchange for the issuance of 40,976 General Partner Units. The Common Units contributed by the General Partner to the Issuer were cancelled.

On April 30, 2008, the Issuer issued to the Reporting Person 501,308 Common Units as part of the aggregate consideration of US$ 23 million (consisting of US$ 11.5 million in cash and US$ 11.5 million corresponding to 501,308 Common Units of US$ 22.94 per unit, which is the volume weighted average price of the Common Units on the NASDAQ Global Market for the eighty six trading days beginning on October 15, 2007 and ending on February 15, 2008) for the issued and outstanding shares of Forbes Maritime Co.  Forbes Maritime Co. is the registered owner of the Liberian flagged product tanker Aristofanis.  Immediately following the foregoing transaction, the Reporting Person made a capital contribution of 10,026 Common Units to the General Partner, which the General Partner contributed to the Issuer in exchange for the issuance of 10,026 General Partner Units.  The Common Units contributed by the General Partner to the Issuer were cancelled.

On February 13, 2009, the Issuer made a quarterly distribution of available cash pursuant to the Partnership Agreement.  As a result of this distribution and because certain financial tests have been met, the conditions for an automatic early termination of the subordination period described in Item 6―Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer―First Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P.―Conversion of Subordinated Units were satisfied as of February 14, 2009, and all of the 8,805,522 subordinated units held by the Reporting Person were automatically converted on a one-for-one basis into 8,805,522 Common Units.

As a result of the transactions described above, the Reporting Person owned an aggregate of 11,304,651 Common Units as of February 14, 2008.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated as follows:

The Reporting Person acquired the Issuer’s securities as part of the transactions described in Item 3 above.

As of the date of this Schedule 13D, the Reporting Person has no plans or proposals which relate to or would result in any of the following actions (except as disclosed herein and except that the Reporting Person or its affiliates may, from time to time or at any time, subject to market conditions and other factors, acquire additional Common Units in the open market, in privately negotiated transactions, or otherwise, or sell all or a portion of the Common Units now owned or hereafter acquired by them to one or more purchasers):

•	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•
Any change in the present board of directors or management of the General Partner of the Issuer, including any plans or proposals to change the number or term of officers or to fill any existing vacancies on the management;

•	Any material change in the present capitalization or dividend policy of the Issuer;

•	Any other material change in the Issuer’s business or partnership structure;

•	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	Any action similar to any of those enumerated above.

Pursuant to the Amended and Restated Limited Liability Company Agreement of the General Partner dated March 22, 2007, the management of the General Partner is vested exclusively in its members. The Reporting Person, as the sole member of the General Partner, has the right to appoint and elect all the officers of the General Partner. Pursuant to the terms of the First Amended and Restated Agreement of Limited Partnership of the Issuer dated April 3, 2007 (the “Partnership Agreement”), the General Partner controls the appointment of three of the seven members of the Issuer’s board of directors. Therefore, through the right to manage the General Partner, the Reporting Person has the ability to influence the management, policies and control of the Issuer with the purpose of increasing the value of the Issuer, and thus of the Reporting Person’s investment.

The General Partner may not be removed from its position as General Partner of the Issuer unless 66-2/3% of the outstanding Common Units and subordinated units (if any), voting together as a single class, including units held by the General Partner and its affiliates, as well as the majority of the board of directors of the Issuer vote to approve such removal. Consequently, the ownership of more than 33-1/3% of the outstanding units by the General Partner and its affiliates would give them the ability to prevent the General Partner’s removal. As of February 25, 2009 the Reporting Person owns a 100% interest in the General Partner and 46.6% of the outstanding units of the Issuer, including a 2% interest through its ownership of the General Partner. Because the Reporting Person controls more than 33-1/3% of the outstanding units of the Issuer, it can prevent the removal of the General Partner.

Moreover, although the unitholders of the Issuer have the same voting rights, should at any time, any person or group, other than the Issuer’s General Partner, its affiliates, their transferees, or persons who acquired such units with the prior approval of the Issuer’s board of directors, own beneficially 5% or more of any class of units then outstanding, any such units owned by such person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to the Issuer’s board of directors, determining the presence of a quorum or for other similar purposes. The voting rights of any such unitholders in excess of 4.9% will be distributed pro rata among the other common unitholders holding less that 4.9% of the voting power of all the classes of units entitled to vote. Thus, given the Reporting Person’s aforementioned interest in the Issuer, including its interest through the General Partner, the Reporting Person has the ability to control the outcome of unitholder votes on certain matters.

Furthermore, the Reporting Person, through its direct control of the General Partner and its indirect control of the Issuer and its subsidiaries, will be able to prevent the Issuer, its subsidiaries and the General Partner from taking certain significant actions without the approval of the Reporting Person. Such actions include:

•	Certain acquisitions, borrowings and capital expenditures by the Issuer, its subsidiaries or the General Partner;

•	Issuances of equity interests in the Issuer or its subsidiaries; and

•	Certain dispositions of equity interests in, or assets of, the Issuer, the General Partner or the Issuer’s subsidiaries.

References to, and descriptions of, the Partnership Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Partnership Agreement filed as Appendix A to the Issuer’s final prospectus, filed with the Commission pursuant to Rule 424(b)(1) under the Securities Act of 1933, on March 29, 2007 (No. 333-141422), which is incorporated by reference in its entirety in this Item 4.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) are hereby amended and restated as follows:

(a)  The Reporting Person beneficially owns 11,304,651 Common Units, representing 45.6% of the outstanding Common Units of the Issuer. In addition, the Reporting Person beneficially owns 506,472 General Partner Units through its ownership of the General Partner. Thus, as of February 25, 2009 the Reporting Person owns 46.6% of the outstanding units of the Issuer, including a 2% interest through its ownership of the General Partner.

(b)  The Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the Common Units and subordinated units (if any) owned by the Reporting Person.

SIGNATURE

Following reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2009

CAPITAL MARITIME & TRADING CORP.
/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Financial Officer

SCHEDULE A

Directors and Executive Officers of the Reporting Person:

Name and Position	Principal Occupation or Employment and Principal Business Address	Citizenship
Gregory J. Timagenis Chairman, Director	Senior Partner Gr. J. Timagenis Law Office 57 Notara Street (8th floor) Piraeus, 18535, Greece	Greece
Evangelos M. Marinakis Director, President and Chief Executive Officer	Director, President and Chief Executive Officer Capital Maritime & Trading Corp. 3 Iassonos Street Piraeus, 18537, Greece	Greece
Ioannis E. Lazaridis Director and Chief Financial Officer	Capital Maritime & Trading Corp. Director and Chief Financial Officer 3 Iassonos Street Piraeus, 18537, Greece	Greece
John C. Palios Director	Partner Gr. J. Timagenis Law Office 57 Notara Street (8th floor) Piraeus, 18535, Greece	Greece
Pierre De Demandolx Dedons Director	General Partner DPH Conseils 3 Square Lamartine 75116 Paris, France	France
John Xylas Director	Chief Executive Officer Ariston Navigation Corp. 57 Akti Miaouli & 2 Filellinon Street Piraeus, 18536, Greece	Greece